Exhibit 99.1

Autozi Internet Technology (Global) Ltd. Regains Nasdaq Compliance

BEIJING, January 14, 2026 /PRNewswire/ — Autozi Internet Technology (Global) Ltd. (“Autozi” or the “Company”) (Nasdaq: AZI), one of China’s leading and fastest-growing lifecycle automotive service and supply-chain technology platforms, announced today that it received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) dated January 13, 2026. In the notification letter, Nasdaq notified the Company that it has regained compliance with the minimum market value of listed securities requirement under Nasdaq Listing Rule 5450(b)(2)(A). Nasdaq further notified the Company that it is in compliance with all applicable continued listing standards. As a result, the previously scheduled hearing before the Hearings Panel on January 22, 2026 has been cancelled, and the Company’s Class A ordinary shares will continue to be listed and traded on the Nasdaq Global Market.

About Autozi

Founded in 2010, Autozi is a fast-growing automotive service and technology platform in China. The company offers a broad portfolio of high-quality, cost-effective automotive products and services through online and offline channels nationwide. Using its advanced supply chain cloud platform and SaaS solutions, Autozi has built an integrated ecosystem that connects key stakeholders across the automotive industry, enhancing collaboration and efficiency throughout the supply chain.